Extension of options for new ships

Further to the position outlined in its second quarter results announcement last week, P&O Princess today confirmed that it has reached agreement with Chantiers d Atlantique to extend the options for the ordering of two additional new ships. P&O Princess now has until a date in late September to declare these options.

The options are for two sister ships to the Coral and Island Princesses which are currently under construction at the French yard, with delivery scheduled for November 2002 and May 2003. The prices for the two ships under option are fixed in Euros and have not changed as a result of this extension. The scheduled delivery dates for the ships, if ordered, remain the same, being in 2005 and 2006.


For further information contact:
P&O Princess Cruises plc
Caroline Keppel-Palmer                           +44 20 7805 1214
                                                     07730 732015

Brunswick
John Sunnucks
+44 20 7404 5959


Website                                 www.poprincesscruises.com

P&O Princess
P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and AROSA in Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 19 ships and two river boats offering 31,130 berths is set to grow in the next two years with six new ocean cruise ships and one river boat on order.

P&O Princess Cruises has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a
revenue   of  approximately  $2.5  billion  (approximately   GBP1.7
billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").